Kawasaki

KAWASAKI HEAVY INDUSTRIES, LTD.

Tokyo Head Office : World Trade Center Bldg 4-1, Hamamatsu-cho, 2-chome, Minatoku, Tokyo 105-6116, Japan
Phone : +81-3-3435- Fax : +81-3-3435-

April 15, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re : Kawasaki Heavy Industries, Ltd.
Rule 12g3-2(b) Exemption Application
(the Commission file number : 82-4389)

Dear Sirs:

We enclose some documents which were published by Kawasaki Heavy Industries, Ltd., a corporation incorporated under the laws of Japan, to be filed with the Stock Exchanges or to be distributed to our shareholders, between January 1, 2008 and March 31, 2008, and which are required to be furnished to the Commission pursuant to Rule 12g3-2(b). Such documents are listed in Annex A hereto.

If you have any questions or requests, please do not hesitate to contact Mr. Ippei Ohno, Finance & Accounting Department, Kawasaki Heavy Industries, Ltd., 4-1, Hamamatsu-cho 2-chome, Minato-ku, Tokyo 105-6116, Japan, telephone +81-3-3435-2110, facsimile +81-3-5402-7391, e-mail address: ohno_i@khi.co.jp

Very truly yours,

KAWASAKI HEAVY INDUSTRIES, LTD.

By ____________________

Name: Yasuhiro Kishi
Title : Manager,
Finance & Accounting Department

4/21

ANNEX A

List of Documents published between January 1, 2008 and March 31, 2008

A. JAPANESE LANGUAGE DOCUMENTS

1. Flash consolidated financial results of the third quarter dated January 31, 2008
   (Press release)
   (Exhibit 1, Summary English translation attached)

2. Announcement of Directors and Executive Officers to change dated February 21, 2008
   (Press release)
   (Exhibit 2, Summary English translation attached)

Kawasaki

January 31, 2008
(Consolidated)

KAWASAKI HEAVY INDUSTRIES, LTD. AND CONSOLIDATED SUBSIDIARIES
FLASH CONSOLIDATED FINANCIAL RESULTS OF THE THIRD QUARTER (Unaudited)

For nine months ended December 31, 2007 and 2006 and one year ended March 31, 2007

Operating results

	Millions of yen			Thousands of U.S. dollars
	Nine months ended Dec. 31, 2007	Nine months ended Dec. 31, 2006	**% Change**	*Nine months ended Dec. 31, 2007*
Net sales	**¥ 1,051,155**	¥ 1,001,128	**+5%**	*$ 9,208,541*
Operating income	**53,771**	44,650	**+20%**	*471,056*
Net income	**28,962**	23,074	**+26%**	*253,719*
Earnings per share (Yen)	**17.4**	14.8		

Financial condition

	Millions of yen / Thousands of U.S. dollars		
	Total assets	Net assets	Ratio of net assets to total assets
As of December 31, 2007	**¥ 1,370,741**	**¥ 314,721**	**23%**
As of March 31, 2007	1,357,980	295,378	21%
As of December 31, 2007	*$ 12,008,244*	*$ 2,757,083*	–

	Yen / U.S. dollars	Thousand shares
	Net assets less minority interests per share	Number of shares issued and outstanding
As of December 31, 2007	**¥ 185.1**	**1,668,735**
As of March 31, 2007	175.0	1,659,415
As of December 31, 2007	*$ 1.62*	–

Fiscal year forecast

	Millions of yen	
	Net sales	Net income
One year ending March 31, 2008	¥ 1,520,000	¥ 33,000

Notes : 1. This "FLASH CONSOLIDATED FINANCIAL RESULTS" and following financial statements have been prepared in conformity with generally accepted accounting principles and practices in Japan.

2. All US$ amounts in these statements represent the arithmetical results of translating Japanese yen to U.S. dollars on the basis of ¥114.15=$1, the rate prevailing as of December 31, 2007, solely for the convenience of the readers.

Condensed Consolidated Balance Sheets

As of December 31 and March 31, 2007

	Millions of yen		Thousands of U.S. dollars
	As of Dec. 31, 2007	As of Mar. 31, 2007	*As of Dec. 31, 2007*
Assets :			
Current assets :			
Cash on hand and in banks	¥ **39,873**	¥ 39,351	$ 349,304
Receivables, less allowance	**405,128**	442,577	3,549,085
Inventories	**457,943**	427,934	4,011,765
Other current assets	**69,556**	52,056	609,338
Total current assets	**972,500**	961,918	8,519,492
Investments and long-term loans less allowance :	**91,212**	96,994	799,055
Net property, plant and equipment :	**259,797**	253,819	2,275,926
Intangible and other assets :	**47,232**	45,249	413,771
Total assets	¥ **1,370,741**	¥ 1,357,980	$ 12,008,244
Liabilities and net assets :			
Current liabilities :			
Short-term borrowings and current portion of long-term debt	¥ **221,782**	¥ 138,463	$ 1,942,900
Trade payables	**358,194**	412,501	3,137,924
Advances from customers	**137,657**	124,445	1,205,931
Other current liabilities	**101,498**	131,097	889,163
Total current liabilities	**819,131**	806,506	7,175,918
Long-term liabilities :			
Long-term debt, less current portion	**142,607**	165,754	1,249,295
Others	**94,282**	90,342	825,948
Total long-term liabilities	**236,889**	256,096	2,075,243
Net assets :			
Common stock	**104,265**	103,188	913,403
Capital surplus	**54,251**	53,179	475,261
Retained earnings	**146,544**	125,799	1,283,785
Treasury stock	**(63)**	(55)	(552)
Net unrealized gains on securities	**14,999**	19,342	131,397
Gains/losses on hedging items	**(1,267)**	(1,608)	(11,099)
Foreign currency translation adjustments	**(9,904)**	(9,417)	(86,763)
Minority interests	**5,896**	4,950	51,651
Total net assets	**314,721**	295,378	2,757,083
Total liabilities and net assets	¥ **1,370,741**	¥ 1,357,980	$ 12,008,244

Condensed Consolidated Statements of Income

For nine months ended December 31, 2007 and 2006

	Millions of yen			Thousands of U.S. dollars
	Nine months ended Dec. 31, 2007	Nine months ended Dec. 31, 2006	**% Change**	*Nine months ended Dec. 31, 2007*
Net sales	¥ **1,051,155**	¥ 1,001,128	**+5%**	$ 9,208,541
Cost of sales	**878,853**	858,905		7,699,106
Gross profit	**172,302**	142,223		1,509,435
Selling, general and administrative expenses	**118,531**	97,573		1,038,379
Operating income	**53,771**	44,650	**+20%**	471,056
Other income (expenses) :				
Interest and dividend income	**3,882**	2,974		34,008
Equity in income of unconsolidated subsidiaries and affiliates	**4,384**	1,617		38,406
Interest expense	**(6,032)**	(4,776)		(52,843)
Other, net	**(9,949)**	(8,725)		(87,158)
Income before income taxes and minority interests	**46,056**	35,740	**+29%**	403,469
Income taxes	**(16,244)**	(12,193)		(142,304)
Minority interests in net income of consolidated subsidiaries	**(850)**	(473)		(7,446)
Net income	¥ **28,962**	¥ 23,074	**+26%**	$ 253,719

Net sales, orders and operating income (loss) by industry segment

For nine months ended December 31, 2007 and 2006

	Millions of yen						%	Thousands of U.S. dollars	
	Nine months ended Dec. 31, 2007			Nine months ended Dec. 31, 2006			Change	Nine months ended Dec. 31, 2007	
Net sales :									
Shipbuilding	¥	**112,383**	***(11%)***	¥	79,964	*(8%)*	**+41%**	$	*984,520*
Rolling Stock									
& Construction Machinery		**117,239**	***(11%)***		142,149	*(14%)*	**-18%**		*1,027,061*
Aerospace		**171,505**	***(16%)***		175,371	*(18%)*	**-2%**		*1,502,453*
Gas Turbines & Machinery		**130,384**	***(12%)***		124,558	*(12%)*	**+5%**		*1,142,216*
Plant & Infrastructure Engineering		**82,210**	***(8%)***		72,390	*(7%)*	**+14%**		*720,193*
Consumer products & Machinery		**305,579**	***(29%)***		286,825	*(29%)*	**+7%**		*2,676,995*
Other		**131,855**	***(13%)***		119,871	*(12%)*	**10%**		*1,155,103*
Total	¥	**1,051,155**	***(100%)***	¥	1,001,128	*(100%)*	**+5%**	$	*9,208,541*

	Millions of yen						%	Thousands of U.S. dollars	
	Nine months ended Dec. 31, 2007			Nine months ended Dec. 31, 2006			Change	Nine months ended Dec. 31, 2007	
Orders :									
Shipbuilding	¥	**183,511**	***(16%)***	¥	125,445	*(11%)*	**+46%**	$	*1,607,630*
Rolling Stock									
& Construction Machinery		**158,352**	***(14%)***		187,467	*(17%)*	**-16%**		*1,387,227*
Aerospace		**125,605**	***(11%)***		130,203	*(12%)*	**-4%**		*1,100,350*
Gas Turbines & Machinery		**158,746**	***(14%)***		149,440	*(13%)*	**+6%**		*1,390,679*
Plant & Infrastructure Engineering		**66,084**	***(6%)***		104,564	*(9%)*	**-37%**		*578,922*
Consumer products & Machinery		**305,578**	***(26%)***		286,825	*(26%)*	**+7%**		*2,676,987*
Other		**145,780**	***(13%)***		128,020	*(12%)*	**+14%**		*1,277,092*
Total	¥	**1,143,656**	***(100%)***	¥	1,111,964	*(100%)*	**+3%**	$	*10,018,887*

	Millions of yen				Thousands of U.S. dollars	
	Nine months ended Dec. 31, 2007		Nine months ended Dec. 31, 2006		Nine months ended Dec. 31, 2007	
Operating income (loss) :						
Shipbuilding	¥	**2,940**	¥	-2,458	$	*25,756*
Rolling Stock						
& Construction Machinery		**4,088**		12,612		*35,813*
Aerospace		**12,415**		8,253		*108,760*
Gas Turbines & Machinery		**7,351**		6,402		*64,398*
Plant & Infrastructure Engineering		**3,895**		-3,923		*34,122*
Consumer products & Machinery		**14,662**		16,677		*128,444*
Other		**8,420**		7,087		*73,763*
Total	¥	**53,771**	¥	44,650	$	*471,056*

広報室【東京】Tel. (03) 3435-2130 【神戸】Tel. (078) 371-9531 www.khi.co.jp

NO. 2007097 2008年1月31日

平成20年3月期第3四半期 財務・業績の概況

川崎重工は、平成20年3月期第3四半期（平成19年4月1日～平成19年12月31日）財務・業績の概況について、つぎのとおりお知らせします。

連 結

（単位 億円）

	前年同四半期（平成19年3月期第3四半期）	当四半期（平成20年3月期第3四半期）	（参考）前期（平成19年3月期）
受 注 高	11,119	11,436	15,926
売 上 高	10,011	10,511	14,386
営業利益	446	537	691
経常利益	361	480	490
税金等調整前四半期(当期)純利益	357	460	452
四半期(当期)純利益	230	289	297
1株当たり四半期(当期)純利益	14.79 円	17.38 円	18.94 円
総 資 産	13,648	13,707	13,579
純 資 産	2,622	3,147	2,953

平成20年３月期　第３四半期財務・業績の概況

平成 20年 1月 31日

上 場 会 社 名　　川崎重工業株式会社　　上場取引所　東証一部・大証一部・名証一部
コード番号　7012　(URL http://www.khi.co.jp/)
代　表　者　役職名　取締役社長　氏 名　大橋　忠晴
問合せ先責任者　役職名　財務経理部長　氏 名　髙尾　光俊
問合せ先窓口　広報室　TEL (03) 3435 - 2130

（百万円未満切捨て）

1．平成20年３月期第３四半期の連結業績（平成19年４月１日 ～ 平成19年12月31日）

(1)連結経営成績　（%表示は対前年同四半期増減率）

	売上高		営業利益		経常利益		四半期(当期)純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
20年３月期第３四半期	1,051,155	4.9	53,771	20.4	48,008	32.9	28,962	25.5
19年３月期第３四半期	1,001,128	12.5	44,650	102.6	36,119	116.7	23,074	173.8
19年３月期	1,438,618		69,141		49,052		29,771	

	１株当たり四半期(当期)純利益	潜在株式調整後１株当たり四半期(当期)純利益
	円 銭	円 銭
20年３月期第３四半期	17.38	16.95
19年３月期第３四半期	14.79	13.35
19年３月期	18.94	17.23

(2)連結財政状態

	総資産	純資産	自己資本比率	１株当たり純資産
	百万円	百万円	%	円 銭
20年３月期第３四半期	1,370,740	314,721	22.5	185.06
19年３月期第３四半期	1,364,833	262,206	18.8	164.18
19年３月期	1,357,979	295,377	21.3	175.01

2．配当の状況

	1株当たり配当金		
（基準日）	中間期末	期　末	年　間
	円　銭	円　銭	円　銭
19年３月期	－	5.00	5.00
20年３月期	－		5.00
20年３月期(予想)		5.00	

3．平成20年３月期の連結業績予想（平成19年４月１日　～　平成20年３月31日）　【参考】

（%表示は、対前期増減率）

	売上高		営業利益		経常利益		当期純利益		1株当たり当期純利益
	百万円	%	百万円	%	百万円	%	百万円	%	円　銭
通　　期	1,520,000	5.6	72,000	4.1	57,000	16.2	33,000	10.8	19.77

4．その他

(1) 期中における重要な子会社の異動（連結範囲の変更を伴う特定子会社の異動）：　無

(2) 会計処理の方法における簡便な方法の採用の有無　：　有

(3) 最近連結会計年度からの会計処理の方法の変更の有無　：　有

（注）詳細は、４ページ【定性的情報・財務諸表等】　4．その他をご覧ください。

（将来に関する記述等についてのご注意）

本資料に記載されている業績見通し等の将来に関する記述は、当社が現在入手している情報及び合理的であると判断する一定の前提に基づいており、実際の業績等は様々な要因により大きく異なる可能性があります。

業績予想の前提となる仮定及び業績予想のご利用にあたっての注意事項等については、４ページ【定性的情報・財務諸表等】３．連結業績予想に関する定性的情報　をご覧ください。

【定性的情報・財務諸表等】

1．連結経営成績に関する定性的情報

当第3四半期におけるわが国経済は、企業収益の拡大を背景とした民間設備投資などによりおおむね堅調でしたが、一方で円高・ドル安の進行や、原油高に伴う原材料や消費財価格の一段の上昇など、先行きの不透明感が増す中で推移しました。海外においても、中国などでは好況が続いている一方、米国におけるサブプライムローン問題などに伴い、欧米の一部に信用収縮や景気の減速が見られるなど不安材料も多く見られるようになりました。

この様な経営環境のもと、当グループは積極的に営業活動を展開した結果、当第3四半期の連結売上高は前年同期比500億円増の1兆511億円となりました。利益面につきましては、船舶事業およびプラント・環境・鉄構事業の黒字化等により、当第3四半期の営業利益は前年同期比91億円増の537億円、経常利益は前年同期比118億円増の480億円、四半期純利益は前年同期比58億円増の289億円となりました。当第3四半期の連結セグメント別業績の概要は以下の通りです。

船舶事業

連結売上高は、ＬＰＧ船２隻、ＬＮＧ船２隻、大型タンカー１隻、ばら積み貨物船３隻の合計８隻を引き渡したことなどにより、前年同期比324億円増の1,123億円となりました。営業利益は売上高の増加および採算改善により前年同期の24億円の営業損失から53億円改善し、29億円の営業利益となりました。

車両事業

連結売上高は、国内向けは増加したものの海外向け案件の減少などにより前年同期比 249 億円減の1,172 億円となりました。営業利益についても、売上高の減少に伴い前年同期比 85 億円減の 40 億円となりました。

航空宇宙事業

連結売上高は、ボーイング社向けＢ７７７型旅客機分担製造品の売上計上などにより前年同期並の1,715 億円となりました。営業利益は為替レートが円安ドル高傾向で推移したことなどによる採算好転により、前年同期比41億円増の124億円となりました。

ガスタービン･機械事業

連結売上高は、民需航空機用エンジン分担製造品や天然ガス圧送設備の売上増などにより、前年同期比58億円増の1,303億円となりました。営業利益は売上高の増加に伴い、前年同期比9億円増の73億円となりました。

プラント･環境･鉄構事業

連結売上高は、海外向けプラントの売上計上などにより前年同期比98億円増の822億円となりました。営業利益はプラント、環境部門の分社会社の合併による合理化効果や不採算案件の減少などにより、前年同期の39億円の営業損失から78億円改善し、38億円の営業利益となりました。

汎用機事業

連結売上高は、北米向け二輪車の販売は減少したものの、欧州向け二輪車の販売増や、自動車産業向けロボットの販売が高水準を維持していることなどにより、前年同期比187億円増の3,055億円となりました。営業利益は、北米向け二輪車の販売減などにより前年同期比 20 億円減の 146 億円となりました。

その他事業

連結売上高は､建機向けが引き続き好調な油圧機器部門が高水準で推移したことから､前年同期比 119

億円増の1,318億円となりました。営業利益は、売上高の増加に伴い前年同期比11億円増の82億円となりました。

2．連結財政状態に関する定性的情報

当第3四半期末の総資産は、営業代金の回収により受取手形及び売掛金が減少したものの、受注増加に伴うたな卸資産の増加や積極的な設備投資による有形固定資産の増加などにより、前期末比127億円増の1兆3,707億円となりました。負債合計は、借入金・社債などの有利子負債が増加したものの、支払手形及び買掛金の減少などにより前期末比65億円減の1兆560億円となりました。純資産合計は四半期純利益による利益剰余金の増加などにより、前期末比193億円増の3,147億円となりました。

3．連結業績予想に関する定性的情報

平成20年3月期の業績予想については、これまでのところ順調に推移しており、前回（平成19年11月2日）公表値から変更ありません。

4．その他

(1) 期中における重要な子会社の異動（連結範囲の変更を伴う特定子会社の異動）

該当事項はありません。

(2) 会計処理の方法における簡便な方法の採用

法人税等の計上基準については、簡便な手続によっています。

(3) 最近連結会計年度からの会計処理の方法の変更

（会計方針の変更）

当社及び国内連結子会社は、法人税法の改正に伴い、平成19年4月1日以降に取得した有形固定資産について、改正後の法人税法に基づく減価償却の方法に変更しています。

これにより営業利益、経常利益及び税金等調整前四半期純利益は、それぞれ684百万円減少しています。なお、セグメント情報に与える影響は、8ページに記載しています。

（追加情報）

当社及び国内連結子会社は、法人税法の改正に伴い、平成19年3月31日以前に取得した有形固定資産については、改正前の法人税法に基づく減価償却の方法の適用により取得価額の5％に到達した連結会計年度の翌連結会計年度より、取得価額の5％相当額と備忘価額との差額を5年間にわたり均等償却し、減価償却費に含めて計上しています。

これにより営業利益、経常利益及び税金等調整前四半期純利益がそれぞれ2,176百万円減少しています。なお、セグメント情報に与える影響は、8ページに記載しています。

5．(要約)四半期連結財務諸表

(1) (要約)四半期連結貸借対照表

(単位：百万円、%)

科目	前期末 (平成19年3月期末)	当四半期末 (平成20年3月期 第3四半期末)	増減		前年同四半期末 (平成19年3月期 第3四半期末)
	金額	金額	金額	増減率	金額
(資産の部)					
Ⅰ 流動資産					
1. 現金及び預金	39,350	39,873	522	1.3	27,999
2. 受取手形及び売掛金	428,588	389,907	△ 38,681	△9.0	427,845
3. たな卸資産	427,934	457,943	30,009	7.0	442,788
4. その他	70,317	88,703	18,385	26.1	84,745
貸倒引当金	△ 4,273	△ 3,927	346	△8.1	△ 4,163
流動資産合計	961,917	972,499	10,582	1.1	979,215
Ⅱ 固定資産					
1. 有形固定資産	253,819	259,796	5,977	2.3	247,948
2. 無形固定資産	15,128	14,851	△ 277	△1.8	14,752
3. 投資その他の資産	128,586	125,027	△ 3,559	△2.7	126,135
貸倒引当金	△ 1,472	△ 1,434	38	△2.5	△ 3,217
固定資産合計	396,062	398,240	2,178	0.5	385,617
資産合計	1,357,979	1,370,740	12,760	0.9	1,364,833
(負債の部)					
Ⅰ 流動負債					
1. 支払手形及び買掛金	412,501	358,194	△ 54,306	△13.1	392,169
2. 短期借入金	118,463	146,263	27,800	23.4	141,738
3. 前受金	124,444	137,656	13,212	10.6	121,477
4. コマーシャルペーパー	-	48,000	48,000	-	45,000
5. 1年内償還社債	20,000	27,518	7,518	37.5	10,000
6. その他	131,096	101,498	△ 29,598	△22.5	108,670
流動負債合計	806,506	819,131	12,624	1.5	819,056
Ⅱ 固定負債					
1. 社債及び長期借入金	165,753	142,606	△ 23,146	△13.9	195,143
2. 退職給付引当金	77,484	81,640	4,155	5.3	75,292
3. その他	12,857	12,641	△ 216	△1.6	13,135
固定負債合計	256,095	236,888	△ 19,207	△7.5	283,571
負債合計	1,062,602	1,056,019	△ 6,582	△0.6	1,102,627
(純資産の部)					
Ⅰ 株主資本					
1. 資本金	103,187	104,265	1,077	1.0	92,629
2. 資本剰余金	53,179	54,251	1,071	2.0	42,630
3. 利益剰余金	125,798	146,542	20,744	16.4	119,117
4. 自己株式	△ 55	△ 62	△ 7	13.7	△ 53
株主資本合計	282,110	304,996	22,885	8.1	254,323
Ⅱ 評価・換算差額等					
1. その他有価証券評価差額金	19,342	14,999	△ 4,342	△22.4	16,432
2. 繰延ヘッジ損益	△ 1,607	△ 1,266	340	△21.1	△ 3,999
3. 為替換算調整勘定	△ 9,417	△ 9,903	△ 486	5.1	△ 10,051
評価・換算差額等合計	8,317	3,828	△ 4,488	△53.9	2,381
Ⅲ 少数株主持分	4,949	5,896	946	19.1	5,501
純資産合計	295,377	314,721	19,343	6.5	262,206
負債、純資産合計	1,357,979	1,370,740	12,760	0.9	1,364,833

(2) (要約)四半期連結損益計算書

(単位：百万円、%)

科目	前年同四半期(平成19年3月期第3四半期)	当四半期(平成20年3月期第3四半期)	増減		前期(平成19年3月期)
	金額	金額	金額	増減率	金額
Ⅰ 売上高	1,001,128	1,051,155	50,027	4.9	1,438,618
Ⅱ 売上原価	858,905	878,853	19,948	2.3	1,213,524
売上総利益	142,223	172,301	30,078	21.1	225,094
Ⅲ 販売費及び一般管理費	97,572	118,530	20,957	21.4	155,952
営業利益	44,650	53,771	9,120	20.4	69,141
Ⅳ 営業外収益	7,728	13,307	5,578	72.1	12,496
1. 受取利息及び受取配当金	(2,974)	(3,881)	(907)		(3,807)
2. 持分法による投資利益	(1,617)	(4,384)	(2,766)		(2,693)
3. その他	(3,136)	(5,040)	(1,904)		(5,995)
Ⅴ 営業外費用	16,259	19,070	2,810	17.2	32,585
1. 支払利息	(4,776)	(6,031)	(1,255)		(6,649)
2. その他	(11,483)	(13,038)	(1,554)		(25,935)
経常利益	36,119	48,008	11,888	32.9	49,052
Ⅵ 特別利益	-	292	292	-	-
Ⅶ 特別損失	378	2,245	1,866	493.3	3,785
税金等調整前四半期（当期）純利益	35,740	46,055	10,314	28.8	45,267
法人税、住民税及び事業税	12,193	16,244	4,050	33.2	16,622
法人税等調整額	-	-	-	-	△ 1,336
少数株主利益	473	849	376	79.4	209
四半期（当期）純利益	23,074	28,962	5,887	25.5	29,771

(3) (要約)四半期連結株主資本等変動計算書

前年同四半期（平成19年３月期　第３四半期）　　　　　　　　　　　　　　　　　（単位　百万円）

	株主資本					評価・換算差額等	少数株主持分	純資産合計
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計			
平成18年３月31日残高	92,084	42,094	100,775	△ 38	234,917	2,671	5,507	243,096
当四半期の変動額								
新株の発行	544	535			1,079			1,079
剰余金の配当			△ 4,672		△ 4,672			△ 4,672
役員賞与			△ 13		△ 13			△ 13
四半期純利益			23,074		23,074			23,074
自己株式の取得				△ 42	△ 42			△ 42
自己株式の処分		0		27	28			28
その他			△ 46		△ 46			△ 46
株主資本以外の項目の当四半期の変動額（純額）						△ 289	△ 6	△ 296
当四半期の変動額合計	544	536	18,341	△ 15	19,406	△ 289	△ 6	19,110
平成18年12月31日残高	92,629	42,630	119,117	△ 53	254,323	2,381	5,501	262,206

当四半期（平成20年３月期　第３四半期）　　　　　　　　　　　　　　　　　（単位　百万円）

	株主資本					評価・換算差額等	少数株主持分	純資産合計
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計			
平成19年３月31日残高	103,187	53,179	125,798	△ 55	282,110	8,317	4,949	295,377
当四半期の変動額								
新株の発行	1,077	1,052			2,129			2,129
剰余金の配当			△ 8,297		△ 8,297			△ 8,297
四半期純利益			28,962		28,962			28,962
自己株式の取得				△ 72	△ 72			△ 72
自己株式の処分		19		65	84			84
その他			79		79			79
株主資本以外の項目の当四半期の変動額（純額）						△ 4,488	946	△ 3,542
当四半期の変動額合計	1,077	1,071	20,744	△ 7	22,885	△ 4,488	946	19,343
平成19年12月31日残高	104,265	54,251	146,542	△ 62	304,996	3,828	5,896	314,721

前期（平成19年３月期）　　　　　　　　　　　　　　　　　（単位　百万円）

	株主資本					評価・換算差額等	少数株主持分	純資産合計
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計			
平成18年３月31日残高	92,084	42,094	100,775	△ 38	234,917	2,671	5,507	243,096
連結会計年度中の変動額								
新株の発行	11,102	11,083			22,186			22,186
剰余金の配当			△ 4,672		△ 4,672			△ 4,672
役員賞与			△ 13		△ 13			△ 13
当期純利益			29,771		29,771			29,771
自己株式の取得				△ 71	△ 71			△ 71
自己株式の処分		1		54	55			55
その他			△ 62		△ 62			△ 62
株主資本以外の項目の連結会計年度中の変動額（純額）						5,646	△ 557	5,088
連結会計年度中の変動額合計	11,102	11,084	25,022	△ 17	47,193	5,646	△ 557	52,281
平成19年３月31日残高	103,187	53,179	125,798	△ 55	282,110	8,317	4,949	295,377

〈参考〉
事業の種類別セグメント
受注・販売および営業損益の状況(連結)

＜受 注 高＞ (単位 百万円)

事業の種類別セグメント	前年同四半期(平成19年３月期 第３四半期)		当四半期(平成20年３月期 第３四半期)		前 期(平成19年３月期)	
	金 額	構成比%	金 額	構成比%	金 額	構成比%
船 舶	125,444	11.2	183,510	16.0	135,600	8.5
車 両	187,466	16.8	158,351	13.8	269,119	16.8
航 空 宇 宙	130,203	11.7	125,604	10.9	255,613	16.0
ガスタービン・機械	149,439	13.4	158,745	13.8	204,847	12.8
プラント・環境・鉄構	104,564	9.4	66,083	5.7	150,221	9.4
汎 用 機	286,825	25.7	305,579	26.7	403,701	25.3
そ の 他	128,020	11.5	145,779	12.7	173,584	10.8
合 計	1,111,964	100.0	1,143,656	100.0	1,592,688	100.0

(注) 汎用機事業については主として見込み生産を行っていることから、受注高は売上高と同額として表示しております。

＜売 上 高＞ (単位 百万円)

事業の種類別セグメント	前年同四半期(平成19年３月期 第３四半期)		当四半期(平成20年３月期 第３四半期)		前 期(平成19年３月期)	
	金 額	構成比%	金 額	構成比%	金 額	構成比%
船 舶	79,964	7.9	112,382	10.6	108,848	7.5
車 両	142,149	14.1	117,239	11.1	184,283	12.8
航 空 宇 宙	175,370	17.5	171,504	16.3	269,108	18.7
ガスタービン・機械	124,558	12.4	130,384	12.4	183,308	12.7
プラント・環境・鉄構	72,390	7.2	82,210	7.8	122,062	8.4
汎 用 機	286,825	28.6	305,579	29.0	403,701	28.0
そ の 他	119,868	11.9	131,855	12.5	167,306	11.6
合 計	1,001,128	100.0	1,051,155	100.0	1,438,618	100.0

(注) 売上高は外部顧客に対する売上高です。

＜営業損益＞ (単位 百万円)

事業の種類別セグメント	前年同四半期(平成19年３月期 第３四半期)	当四半期(平成20年３月期 第３四半期)	前 期(平成19年３月期)
	金 額	金 額	金 額
船 舶	△ 2,458	2,939	△ 2,248
車 両	12,612	4,087	13,170
航 空 宇 宙	8,253	12,415	13,400
ガスタービン・機械	6,402	7,350	9,836
プラント・環境・鉄構	△ 3,923	3,894	△ 2,430
汎 用 機	16,677	14,662	27,562
そ の 他	7,086	8,420	9,851
合 計	44,650	53,771	69,141

(注) 1 営業損益のセグメント間精算額は「その他」に含めて表示しております。
2 有形固定資産の減価償却の方法の変更
４ページ【定性的情報・財務諸表等】４．その他(3)最近連結会計年度からの会計処理の方法の変更(会計方針の変更)に記載のとおり、当社及び国内連結子会社は、法人税法の改正に伴い、平成19年４月１日以降に取得した有形固定資産について、改正後の法人税法に基づく減価償却の方法に変更しています。同じく（追加情報）に記載のとおり、平成19年３月31日以前に取得した有形固定資産については、改正前の法人税法に基づく減価償却の方法の適用により取得価額の５％に到達した連結会計年度の翌連結会計年度より、取得価額の５％相当額と備忘価額との差額を５年間にわたり均等償却し、減価償却費に含めて計上しています。これにより従来の方法によった場合に比較して当四半期の営業費用は船舶事業が264百万円、車両事業が273百万円、航空宇宙事業が508百万円、ガスタービン・機械事業が370百万円、プラント・環境・鉄構事業が135百万円、汎用機事業が984百万円、その他事業が323百万円増加し、営業利益がそれぞれ同額減少しています。

Kawasaki News Release
川崎重工業株式会社
広報室【東京】Tel. (03) 3435-2130 【神戸】Tel. (078) 371-9531 www.khi.co.jp

NO.2007100 2008年2月21日

各 位

会 社 名 川崎重工業株式会社
代表者名 取締役社長 大橋 忠晴
（コード番号 7012 東京① 大阪① 名古屋①）
問合せ先 広報室
室長 伴 俊作
(TEL. 03-3435-2130)

代表取締役の異動および取締役の異動について

川崎重工は、２００８年２月２１日開催の取締役会において、下記のとおり代表取締役の異動および取締役の異動を内定いたしましたのでお知らせします。

記

１．代表取締役の異動（４月１日付）

・取締役 寺崎（てらさき） 正俊（まさとし） [現 代表取締役副社長]

・取締役 野口（のぐち） 二郎（じろう） [現 代表取締役常務]

２.新任代表取締役候補者（６月下旬実施予定）

※［ ］内は２００８年４月１日現在の役位または役職名

・代表取締役常務 髙尾（たかお） 光俊（みつとし） [執行役員 財務経理部長]

※正式決定は、本年６月下旬開催予定の定時株主総会後の取締役会において行う予定

３.退任予定取締役（６月下旬実施予定）

・取締役	てらさき　まさとし 寺　崎　　正　俊	シニア・ストラテジック・アドバイザー（特別顧問）就任予定
・取締役	のぐち　　じろう 野　口　　二　郎	顧問就任予定

以　上

News Releases

Directors and Executive Officers to Change

TOKYO, February 21, 2008 — Kawasaki Heavy Industries, Ltd. has announced that, based on decisions made at a Board of Directors meeting earlier today, the following Representative Directors will be appointed to new positions effective April 1, 2008:

Masatoshi Terasaki
Director
(currently Senior Executive Vice President *)

Jiro Noguchi
Director
(currently Senior Vice President *)

* Representative Director

The Kawasaki Board of Directors also decided today that executive officer Mitsutoshi Takao will be nominated as Director at the Kawasaki Shareholders' Meeting in late June 2008. Subject to approval at the meeting, Takao will then be appointed Senior Vice President. The Company will also name Nobuyuki Okazaki as Corporate Auditor at the meeting, since current auditor Tadao Ueda is resigning. In late June, Terasaki and Noguchi will resign their new positions to become a Senior Strategic Advisor and an Advisor, respectively.

In addition, the Company also announced that the following management changes will become effective April 1, 2008.

Managing executive officers to be appointed

Nobumitsu Kambayashi
General Manager
Corporate Business Development Division

Kyohei Matsuoka
Vice President
Rolling Stock Company

Shigeru Murayama
Vice President
Aerospace Company

Executive officers to be appointed to new positions

Akira Matsuzaki
General Manager
Corporate Technology Division

Shuji Mihara
Senior Manager
Corporate Planning Department

Hidetsugu Horikawa
Aerospace Company

Akira Hattori
General Manager
Rolling Stock Division
Rolling Stock Company

Yuichi Asano
General Manager
Machinery Division
Gas Turbine & Machinery Company

Seiji Yamashita
Senior Manager
CSR Department

Takeshi Sugawara
General Manager
Supply Chain Division
Consumer Product & Machinery Company

Wataru Kanamori
General Manager
Gas Turbine Division
Gas Turbine & Machinery Company

New executive officers to be appointed

Takeshi Watanabe
General Manager
Planning & Control Division
Aerospace Company

Yasuo Murata
Senior Manager
General Administration Department

Minoru Makimura
Deputy General Manager
Corporate Technology Division

Tamaki Miyatake
General Manager
Planning Division
Consumer Products & Machinery Company

Shuichi Yamanaka
General Manager
Planning & Control Division
Rolling Stock Company

Masahiko Hirohata
General Manager
Planning & Control Division
Gas Turbine & Machinery Company

Shinsuke Tanaka
Corporate Business Development Division

Yutaka Shimomura
Aerospace Company

Retiring executive officers

Shigeru Hamada
Fumiaki Amae
Masatoshi Ohyama
Shuichi Nose
Shinichi Suzuki

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